Exhibit 99.1

BLUENRGY ACQUIRES DRAKER SOLAR ENERGY MONITORING PLATFORM

Fort Lauderdale, September 16, 2015 – BlueNRGY Group Limited (OTC:CBDEF) (“BlueNRGY”) today announced that it has completed the acquisition of the monitoring platform and certain other assets of Draker, Inc. (“Draker”), the leading independent provider of monitoring and data management services to the U.S. solar industry. BlueNRGY will continue to offer best-in-class systems and services to measure and optimize the performance of solar power generation facilities under the Draker name.

BlueNRGY Executive Chairman William Morro said, “The Draker transaction is an important step in positioning BlueNRGY as the leading independent provider of monitoring and data management services serving the renewable energy sector globally. We continue to redefine the standards in this industry and raise the bar for our competitors. Consistent with Draker’s philosophy, we are committed to ensuring consistent and reliable deliverables across large portfolios and to our customers on all five continents we currently serve. “

The closing of the transaction ensures that all Draker customers can continue to receive an uninterrupted flow of data from systems previously installed by Draker. Everett McGinley, Draker’s Executive Chairman, stated, “On behalf of the entire Draker team, I want to thank our customers for their trust and loyalty in recent weeks while Draker’s sale process was pending. I’m proud to say that uninterrupted service has been and will continue to be available for all of our customers and 100% of customer monitoring data has been and will be securely retained and accessible to customers. Moreover, our highly trained staff members will continue to service the Draker customers going forward. These are the core strengths that made Draker a leader in North America and will carry over to the international operations of BlueNRGY.”

Draker currently receives and compiles operating performance and other pertinent data at more than 2GW of solar PV installations at approximately 2,000 sites in the Americas, Japan and Europe. Its system monitoring and control solutions have gained wide acceptance for their reliability, durability and accuracy and the capacity of PV solar assets managed with Draker’s systems has more than doubled in the last three years. Draker installations range in size from tens of kW to more than 30MW and clients include individual system owners, developers, asset managers and utilities.

The combined BlueNRGY and Draker monitoring and data analytics business for the U.S. will operate from Draker’s current location in Burlington, VT and the substantial majority of the Draker employees located there will be employed by BlueNRGY.

 Emmanuel Cotrel, Senior Vice President of BlueNRGY and founder of its leading-edge data monitoring and analytics business, said, “BlueNRGY was created to offer massively scalable, high-impact information solutions to allow customers to efficiently assess and optimize the performance of complex geographically-dispersed renewable energy systems. This transaction will accelerate the availability of those capabilities to Draker customers and will allow them to quickly benefit from significant software upgrades and additional services. It will also allow BlueNRGY to build on Draker’s rich legacy of proprietary firmware, patents and engineering technology that enables data loggers, sensors and field equipment to reliably and accurately acquire data from customer power plants and deliver it to our state-of-the art data analytics engine.”

About BlueNRGY Group Limited

Established in 1989, BlueNRGY Group Limited is a provider of engineered systems and solutions for distributed power generation and climate control/energy efficiency. As a global leader in delivery of best-in-class technology, BlueNRGY has designed and installed more than 230 MW of solar and wind systems for commercial and utility applications. BlueNRGY’s Parmac division is a leader in climate control systems in the Australian markets it serves. BlueNRGY also provides performance monitoring and life-cycle maintenance and support for systems installed by others. The Company’s data analytics are deployed worldwide and are relied upon by system owners, investment portfolio managers, utilities, government bodies and component manufacturers to deliver mission-critical information.

With regional headquarters in Sydney, Fort Lauderdale and London, BlueNRGY serves customers operating in Australia, Asia, North America and Europe.

For more information, visit www.BlueNRGY.com.

Caution Concerning Forward-Looking Statements

This news release contains ‘forward-looking statements.’ Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words ‘plan’, ‘believe’, ‘expect’, ‘anticipate’, ‘intend’, ‘estimate’, ‘project’, ‘may’, ‘would’, ‘could’, ‘should’, ‘seeks’, or ‘scheduled to’, or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks including, but not limited to, those set forth in BlueNRGY’s most recent annual report filed on Form 20-F and other filings with the U.S. Securities and Exchange Commission and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. Such statements include expectations about servicing of current Draker customers and utilizing Draker’s technology in conjunction with BlueNRGY’s technology. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward-looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and BlueNRGY assumes no obligation to update or revise these statements unless otherwise required by law.

Contact: investor@bluenrgy.com